May 17, 2010
Jeffrey P. Riedler
Assistant Director
Mail Stop 4720
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
Re:	Erie Indemnity Company Form 10-K for the Year Ended December 31, 2009 Filed February 25, 2010 File No. 000-24000
Dear Mr. Riedler,
On behalf of Erie Indemnity Company (the “Company”) this letter is in response to comments received from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission” or “SEC”) by letter dated May 4, 2010, with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2009.
We appreciate your comments with respect to the above-referenced report and have carefully considered the Staff’s comments. We continuously strive to improve the financial disclosure that we include in our public filings and look forward to working with you on the matters outlined in your letter.
Our responses to your comments are provided below. For convenience, each of the Staff’s comments is reprinted below, followed by the Company’s response. We are providing the information that you requested and where you have requested revised disclosure, we have provided the revision we would include in future filings.
The adequacy and accuracy of the disclosure in our filings is the responsibility of the Company. We acknowledge that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing. We also acknowledge that Staff comments may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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SEC Comment #1:
Please file any material agreements between your company and the Exchange as exhibits, and also file your articles of incorporation as an exhibit.
Company Response:
There are three material agreements between the Company and the policyholders of Erie Insurance Exchange (the “Exchange”). These include the subscriber’s agreement, an intercompany reinsurance pooling agreement, and an expired aggregate excess-of-loss reinsurance agreement.
The subscriber’s agreement, as described in Note 1. Nature of Operations in the Notes to Consolidated Financial Statements, is a limited power of attorney which is executed by each subscriber (policyholder) of the Exchange to appoint the Company as their common attorney-in-fact to transact business on their behalf and to manage the affairs of the Exchange. A form of this agreement was originally filed as Exhibit 10.12 with our Form 10 Registration Statement Number 0-24000 on May 2, 1994. An amended form of the subscriber’s agreement was filed with our Form 10-Q as a like numbered exhibit for the quarter ended September 30, 2002 on November 6, 2002 and represents the current form of this agreement.
An amended form of the intercompany reinsurance pooling agreement was filed on February 26, 2007 as Exhibit 10.90 with our Form 10-K for the year ended December 31, 2006 and represents the current form of this agreement. The aggregate excess-of-loss reinsurance agreement with the Exchange was cancelled effective December 31, 2005 and the termination addendum was filed on February 22, 2006 as Exhibit 10.85 with our form 10-K for the year ended December 31, 2005.
The Articles of Incorporation for the Company were filed as Exhibit 3.1 with our Form 10 Registration Statement Number 0-24000 on May 2, 1994. Subsequent to 1994, there have been three amendments effective as of May 2, 1996, May 4, 2001, and May 10, 2007, respectively. The amendment effective as of May 10, 2007 was filed August 1, 2007 as Exhibit 10.92 on Form 10-Q for the quarter ended June 30, 2007. The amendments effective as of May 2, 1996 and May 4, 2001 have not been included as exhibits in any previous filings. We are including these amendments to the Articles of Incorporation as Exhibit A and will file these amendments in our Form 10-Q filing for the quarter ended June 30, 2010.
The Exchange is an unincorporated subscriber (policyholder) owned reciprocal insurer and therefore has no articles of incorporation.
SEC Comment #2:
Please include the disclosure regarding securities authorized for issuance under equity compensation plans required by Item 201(d) of Regulation S-K.
Company Response:
The Company has never offered stock options, warrants or other rights to its directors, officers or employees. The only equity compensation plans utilized by the Company are a Long Term Incentive Plan (“LTIP”) for the benefit of certain officers of the Company and a deferred stock account held for outside (non-management) directors of the Company. Erie Insurance Exchange, for which the Company acts as attorney-in-fact under a limited power of attorney, does not have any directors, officers or employees and, therefore, has no equity compensation plans. A description of the Company’s equity compensation plans is set forth below.
Long Term Incentive Plan
The LTIP, which was most recently approved by the Company’s shareholders in 2009, provides for awards to be paid in cash and/or stock. For performance periods up to and including the 2008-2010 performance period, plan participants who achieve their predetermined performance goals are awarded shares of the Company’s Class A common stock. Beginning with the 2009-2011

2

performance period awards can be granted as either restricted performance shares and/or performance units. Restricted performance shares represent the right to receive shares of common stock. Performance units represent the right to receive a cash payment.
Each year, after the three-year performance period has closed, the Company reviews the performance of LTIP participants, calculates the number of shares to be awarded, and then purchases those shares in the open market. The Company does not issue new shares to the plan participants. Accordingly, the disclosure requirements of Item 201(d) of Regulation S-K are not applicable. The shares purchased in the open market are registered pursuant to a Form S-8 registration statement (No. 333-148705) filed with the Commission on January 16, 2008.
Deferred Stock Account for Outside Directors
The Company maintains a deferred stock account in the deferred compensation plan for each outside director. The account is credited annually with share credits. The number of share credits is determined by dividing $40,000 by the closing price of our Class A common stock on the first business day following our annual meeting of shareholders. Each director vests in the share credits 25% every three calendar months over the course of a year, with the final 25% vesting on the day before the next annual meeting, if the next annual meeting is held before the final three calendar months have elapsed. Dividend equivalent credits paid by the Company are reinvested into each director’s deferred stock account as additional share credits which vest immediately.
Upon leaving board service, the Company pays to the director shares of our Class A common stock equal to the number of vested share credits in the director’s deferred stock account. The Company purchases the shares to be distributed in the open market and does not issue new shares. Accordingly, the disclosure requirements of Item 201(d) of Regulation S-K are not applicable. The shares purchased in the open market are registered pursuant to a Form S-8 registration statement (No. 333-148705) filed with the Commission on January 16, 2008.
We respectfully propose enhancing future disclosure regarding our incentive plans and deferred stock account for outside directors as highlighted in bold in Exhibit B.
Please do not hesitate to contact me if you have any further questions or comments.
Sincerely,
/s/ Marcia A. Dall
Erie Indemnity Company
By: Marcia A. Dall
Executive Vice President and Chief Financial Officer
cc:	Terrence W. Cavanaugh, President and Chief Executive Officer James J. Tanous, Executive Vice President, Secretary and General Counsel Michael Rosenthall, Securities Exchange Commission

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Exhibit A
Erie Indemnity Company
Amendments to the Articles of Incorporation
with effective dates of May 2, 1996, and May 4, 2001

[9632-237 stamp]
DSCB: 15-1915 (Rev. 90)
P.O. NALY COMPANY, PGH., PA 15219

Microfilm Number	Filed with the Department of State on MAY 02 1996

Entity Number 112672	/s/ Yvette Kane

Secretary of the Commonwealth
ARTICLES OF AMENDMENT-DOMESTIC BUSINESS CORPORATION
     In compliance with the requirements of 15 Pa. C.S. § 1915 (relating to articles of amendment), the undersigned business corporation, desiring to amend its Articles, hereby states that:

1.	The name of the corporation is: Erie Indemnity Company

2.	The (a) address of this corporation’s current registered office in this Commonwealth or (b) name of its commercial registered office provider and the county of venue is (the Department is hereby authorized to correct the following information to conform to the records of the Department):

(a)	100 Erie Insurance Place	Erie	PA	16530	Erie

	Number and Street	City	State	Zip	County

(b)	c/o:

		Name of Commercial Registered Office Provider			County
For a corporation represented by a commercial registered office provider, the county in (a) shall be deemed the county in which the corporation is located for venue and official publication purposes.

3.	The statute by or under which it was incorporated is: An Act to provide for the incorporation and regulation of certain corporations approved April 29, 1874

4.	The date of its incorporation is: April 17, 1925

5.	(Check, and if appropriate complete, one of the following):
     ☑ The amendment shall be effective upon filling these Articles of Amendment in the Department of State.
     ☐ The amendment shall be effective on:                           at
Date                    Hour

6.	(Check one of the following):
     ☑ The amendment was adopted by the shareholders (or members) pursuant to 15 Pa.C.S. § 1914(a) and (b).
     ☐ The amendment was adopted by the board of directors pursuant to 15 Pa.C.S. § 1914(c).

7.	(Check, and if appropriate complete, one of the following):
     ☐ The amendment adopted by the corporation, set forth in full, is as follows:
     ☑ The amendment adopted by the corporation as set forth in full in Exhibit A attached hereto and made a part hereof.
[MAY- 2 96
PA Dept of State stamp]

[9632-238 stamp]
DSCS:15-1915 (Rev 90) - 2

8.	Check if the amendment restates the Articles):
     ☐ The restated Articles of incorporation supersade the original Articles and all amendments thereto.
     IN TESTIMONY WHEREOF, the undersigned corporation has caused these Articles of Amendment to be signed by a duly authorized officer thereof this 1st day of May, 1996.

Erie Indemnity Company (Name of Corporation)
By:	/s/ Jan R. Van Gorder
Jan R. Van Gorder (Signature)
	TITLE:	Executive Vice President, Secretary and General Counsel

[9632-239 stamp]
EXHIBIT A
Article 7th of the Articles of Incorporation of the Company is hereby amended so that, as amended, said Article 7th shall read in its entirety as follows:
     “7.(a) The aggregate number of shares which the Corporation shall have authority to issue is Seventy Five Million (75,000,000) shares of Common Stock of no par value divided into Seventy Four Million Nine Hundred Ninety Six Thousand Nine Hundred Thirty (74,996,930) shares of Class A Common Stock (the “Class A Common Stock”) and Three Thousand Seventy (3,070) shares of Class B Common Stock (the “Class B Common Stock”), each share of Class A Common Stock to have a stated value of $.0292 per share and each share of Class B Common Stock to have a stated value of $70.00 per share.
     (b) Each share of Class A Common Stock outstanding at the time of the declaration of any dividend upon shares of Class B Common Stock shall be entitled to a dividend payable at the same time, to shareholders at the same record date, and in an amount at least equal to two-thirds of one percent of any dividend declared upon each share of Class B Common Stock. The Corporation may declare and pay a dividend in respect of the class A Common Stock without any requirement that any dividend be declared and paid in respect of the Class B Common Stock. Under Section 1521(b)(3) of the Pennsylvania Business Corporation Law of 1988, the holders of Class A Common stock shall have a specifically enforceable right to the declaration and payment of dividends as provided herein.
     (c) Upon written request by the holder of any share of Class B Common stock and upon delivery to the Secretary of the Corporation of the certificate for any such share, the Corporation shall cancel said certificate and the shares represented thereby and issue to the owner thereof Two Thousand Four Hundred (2,400) shares of Class A Common Stock for each share of Class B Common Stock thus cancelled. Any share of Class B Common Stock thus cancelled shall not be reissued.
     (d) Sole voting power is vested in the Class B Common Stock, and only the holders thereof shall be entitled to cast any vote in any meeting or informal action except insofar as any applicable law shall permit Class A Common Stock to vote as a class in regard to any change in the rights, preferences and privileges attaching to said Class A Common stock. Every holder of record of Class B shares shall have the right, at every meeting of holders of Class B shares, to one vote for each share standing in his name on the books of the Corporation, and no shareholder shall have any right to cumulate his votes in the election of directors.
     (e) Except as provided in subparagraph (c) hereof, the Corporation shall not issue any Class A Common Stock for cash without first offering said shares pro rata to the holders of Class A Common Stock then outstanding, at definite price at not less than the par or the stated value thereof and upon terms duly fixed by the Board of Directors of the Corporation. Such Class A Common stock which has been thus offered and which has not been subscribed for by said shareholders within the time duly fixed by the Board of Directors of the Corporation, may

[9632-240 stamp]
be offered thereupon to any person or persons at a price and upon terms not more favorable than those at which said shares were offered to such existing shareholders; and
     (f) In the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation, each holder of each outstanding share of Class A Common Stock and Class B Common Stock shall have the right to receive his ratable share of the assets and surplus funds of the Corporation available for distribution to shareholders, with each share of Class B Common Stock receiving the amount to which it would be entitled assuming each share of Class B Common Stock has been converted into Two Thousand Four Hundred (2,400) shares of Class A Common Stock. With respect to any such distribution, the shares of Class A Common Stock and class B Common Stock shall rank ratably equal.”
mttdoc.res.25b

[200135-812 stamp]

Microfilm Number	Filed with the Department of State on MAY 04 2001

Entity Number 112672	/s/ Kim Pizzingrilli

Secretary of the Commonwealth
ARTICLES OF AMENDMENT-DOMESTIC BUSINESS CORPORATION
DSCB:15-1915 (Rev 91)
     In compliance with the requirements of 15 Pa.C.S. § 1915 (relating to articles of amendment), the undersigned business corporation, desiring to amend its Articles, hereby states that:

1.	The name of the corporation is: Erie Indemnity Company

2.	The (a) address of this corporation’s current registered office in this Commonwealth or (b) name of its commercial registered office provider and the county of venue is (the Department is hereby authorized to correct the following information to conform to the records of the Department):

(a)	100 Erie Insurance Place	Erie	Pennsylvania	16530	Erie

	Number and Street	City	State	Zip	county

(b)	c/o:

		Name of Commercial Registered Office Provider			county
     For a corporation represented by a commercial registered office provider, the county in (b) shall be deemed the county in which the corporation is located for venue and official publication purposes.

3.	The statute by or under which it was incorporated is: An act to provide for the incorporation and regulation of certain corporations approved April 29, 1874

4.	The date of its incorporation is: April 17, 1925

5.	(Check, and if appropriate complete, one of the following):
     ☑ The amendment shall be effective upon filing these Articles of Amendment in the Department of State.
     ☐ The amendment shall be effective on:                           at
Date                    Hour

6.	(Check one of the following):
     ☑ The amendment was adopted by the shareholders or members) pursuant to 15 Pa.C.S. § 1914(a) and (b).
     ☐ The amendment was adopted by the board of directors pursuant to 15 Pa.C.S. § 1914(c).

7.	(Check, and if appropriate complete, one of the following):
     ☐ The amendment adopted by the corporation, set forth in full, is as follows:
     ☑ The amendment adopted by the corporation is set forth in full in Exhibit A attached hereto and made a part hereof.

[200135-813 stamp]
DSCB: 15-1915 (Rev 91)-2

8.	(Check if the amendment restates the Articles):
     ☐ The restated Articles of Incorporation supersede the original Articles and all amendments thereto.
     IN TESTIMONY WHEREOF, the undersigned corporation has caused these Articles of Amendment to be signed by a duly authorized officer thereof this 27th day of April 2001

Erie Indemnity Company (Name of Corporation)
By:	/s/ Jan R. Van Gorder
(Signature)
	TITLE:	Jan R. Van Gorder, Senior Executive Vice President, Secretary and General Counsel

[200135-814 stamp]
EXHIBIT A
TO
ARTICLES OF AMENDMENT—DOMESTIC BUSINESS CORPORATION
ERIE INDEMNITY COMPANY
     Article 7 of the Articles of Incorporation of Erie Indemnity Company (the “Corporation”) is hereby amended to add new subsection (g), the full text of which reads as follows:
     “(g) Special meetings of the shareholders of the Corporation may be called at any time by shareholders entitled to cast at least twenty percent (20%) of the votes that all shareholders are entitled to cast at the particular meeting. Any such special meeting shall be called, notice given to the shareholders and held in accordance with the provisions of Article II of the Corporation’s Bylaws. No provisions of the Corporation’s Bylaws inconsistent with this subparagraph may be adopted by the Board of Directors of the Corporation.”

Exhibit B
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 11. Incentive plans and deferred compensation
Long-term incentive plan
The long-term incentive plan (LTIP) is a performance based incentive plan designed to reward executive, senior and regional vice presidents who can have a significant impact on our long-term performance.
Pre-2004 LTIP — Prior to 2004, restricted stock awards were determined based on the achievement of predetermined financial performance goals for actual growth in our retained earnings. The 2003-2005 performance period was the final open award period under the pre-2004 LTIP. At December 31, 2008, all shares awarded for the 2003-2005 performance period were vested. The average grant price for the 2003-2005 performance period was $52.65. The plan award of $0.5 million was paid in January 2009.
2004 LTIP — Beginning in 2004, the LTIP award is based on the level of achievement of objective measures of performance over a three-year period as compared to a peer group of property and casualty companies that write predominately personal lines insurance. The 2009 and 2008 awards were based on the reported combined ratio, growth in direct written premiums and total return on invested assets as defined by the Erie Insurance Group. These internal measures are compared to the same performance measures of a peer group of companies. Because the award is based on a comparison to results of a peer group over a three-year period, the award accrual is based on estimates of results for the remaining performance period. This estimate is subject to variability if our results or the results of the peer group are substantially different than the results we project.
Beginning with the 2009-2011 performance period awards can be granted as either restricted performance shares and/or performance units. Restricted performance shares represent the right to receive shares of common stock. Performance units represent the right to receive a cash payment. Previously only restricted performance shares were awarded and were granted at the beginning of a performance period. The Compensation Committee now determines the form of the award to grant at the beginning of each performance period. If the Committee determines that awards will be paid in restricted performance shares, then shares of our Class A common stock are purchased on the open market and distributed to the plan participants. We do not issue new shares of common stock to plan participants. Accordingly, the disclosure requirements of Item 201(d) of Regulation S-K are not applicable. Both the restricted performance shares and performance units are considered vested at the end of a performance period. The 2009-2011 performance period awards were granted as performance units.
The maximum number of shares which may be earned under the plan by any single participant during any one performance period is limited to 250,000 shares. The aggregate number of Class A common stock that may be issued pursuant to awards granted under the LTIP is 1.0 million shares. With respect to an award of performance units, the maximum dollar amount which may be earned under the plan by any single participant during any one performance period is $3 million. A liability is recorded and compensation expense is recognized ratably over the performance period.
At December 31, 2009, the awards for the 2007—2009 performance period were fully vested in accordance with the 2004 LTIP plan. The awards for this performance period will be calculated upon receipt of final financial information for the peer group. The estimated award based on the peer group information as of September 30, 2009, is 49,552 shares. The grant price will be the average of the high and low stock price on the date the award is paid. Our stock price as of January 29, 2010 was $39.00.
Earned amounts are allocated to related entities and settled in cash once the payout is made. The after-tax compensation cost charged to operations for these restricted stock awards for the Erie Insurance Group was $2.4 million for both 2009 and 2008.
Stock compensation plan for outside directors
We have a stock compensation plan for our outside directors to further align the interests of directors with shareholders by providing for a portion of annual compensation for the directors’ services in shares of our Class A common stock. Each director vests in the grant 25% every three months over the course of a year. Dividends paid by us are reinvested into each director’s account as additional share credits which vest immediately. Upon leaving board service, directors are paid shares of our Class A common stock equal to the number of share credits in their deferred stock account. The shares paid to the directors are purchased on the open market. We do not issue new shares of common stock. Accordingly, the disclosure requirements of Item 201(d) of Regulation S-K are not applicable. In 2009, the annual charge related to this plan totaled $0.4 million. In 2008, compensation expense for this plan was offset by market value adjustments to the directors’ accounts resulting in a net credit of $0.2 million.